Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated February 1, 2022, and the related Letter of Transmittal and any amendments, supplements or other modifications thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

ZOGENIX, INC.

at

$26.00 per share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of $2.00 upon the achievement, if any, of a specified milestone by

Zinc Merger Sub, Inc.,

an indirect wholly owned subsidiary of

UCB S.A.

Zinc Merger Sub, Inc., a Delaware corporation (“Purchaser”) and indirect wholly owned subsidiary of UCB S.A., a société anonyme formed under the laws of Belgium (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Zogenix, Inc., a Delaware corporation (“Zogenix”), in exchange for (i) $26.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Amount”), plus (ii) one non-transferable contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $2.00, net to the seller in cash, without interest and less any applicable tax withholding, which amount will become payable, if at all, if a specified milestone is achieved on or prior to December 31, 2023 (the Cash Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 1, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as they may be amended, supplemented or otherwise modified from time to time, collectively constitute the “Offer”). Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as may be set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON MARCH 1, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of January 18, 2022 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), among Zogenix, Parent and Purchaser. The Merger Agreement provides, among other things, that, following the consummation of the Offer and subject to certain conditions, Purchaser will be merged with and into Zogenix pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Zogenix continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of Parent (the “Merger”). In the Merger, each outstanding Share (other than (i) Shares held in the treasury of Zogenix or owned by

Zogenix or any direct or indirect wholly owned subsidiary of Zogenix and Shares owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser immediately prior to the effective time of the Merger (the “Effective Time”) and (ii) Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to demand, and properly demand, appraisal for such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”), less any applicable tax withholding. As of the Effective Time, all options to purchase Shares granted under a Zogenix equity plan, agreement or arrangement that are outstanding immediately prior to the Effective Time, whether or not then exercisable or vested, and that: (i) have an exercise price per Share that is less than the Cash Amount will be cancelled and the holder of each such stock option will be entitled to receive (without interest), in consideration for the cancellation of such stock option, an amount in cash (less applicable withholding of taxes required by applicable law) equal to the product of (A) the total number of Shares subject to such stock option immediately prior to the Effective Time multiplied by (B) the excess of the Cash Amount over the applicable exercise price per Share under such stock option and one CVR with respect to each Share subject to such stock option immediately prior to the Effective Time; (ii) have an exercise price per Share of at least the Cash Amount but less than $28.00, will be cancelled and the holder of each such stock option will be entitled to receive, if and when (and only if and when) payments in respect of CVRs are required to be made, $28.00 in cash, less the applicable exercise price per Share subject to such stock option; (iii) have an exercise price equal to or greater than $28.00, will be cancelled for no consideration. As of the Effective Time, all Zogenix restricted stock units (“RSUs”) and Zogenix performance stock units (“PSUs”) that are outstanding immediately prior to the Effective Time will be cancelled and the holder of each RSU and PSU will be entitled, in exchange therefor, to receive an amount in cash, without interest and less any applicable withholding taxes, equal to (i) the product of (A) the total number of Shares subject to (or deliverable under) such RSU or PSU immediately prior to the Effective Time (with any performance conditions deemed achieved at maximum levels with respect to the PSUs) multiplied by (B) the Cash Amount, and (ii) one CVR with respect to each Share subject to such RSU or PSU immediately prior to the Effective Time.

The Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), including (i) there having been validly tendered and “received” (as such term is defined in Section 251(h) of the DGCL), and not validly withdrawn, that number of Shares that, when added to the Shares then owned by Parent and Purchaser, would represent at least a majority of the Shares outstanding as of the consummation of the Offer (the “Minimum Condition”), (ii) the termination or expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (and any extension thereof, including any agreement entered into in compliance with the Merger Agreement between a party and a governmental body agreeing not to consummate the Offer or Merger prior to a certain date) applicable to the Offer or the Merger, and the receipt of any other clearance, approval or consent under any other applicable antitrust law (or the failure by any relevant governmental authority exercising jurisdiction under any other applicable antitrust law to render a decision in the relevant time period, so that the transactions contemplated by the Merger Agreement are deemed to be cleared, approved or consented to under such other applicable antitrust law), (iii) there being no temporary restraining order, preliminary or permanent injunction or other order issued by any governmental authority of competent jurisdiction, and no law, rule, regulation, judgment, decree, injunction, ruling, order, decision, or other legal or regulatory requirement in effect, in each case that prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, or that imposes certain remedies or restrictions on the ability of Parent to own or operate Zogenix, its businesses or assets, and (iv) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”). There is no financing condition to the Offer.

The term “Expiration Time” means one minute after 11:59 p.m., Eastern Time, on March 1, 2022, unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” means such subsequent date and time.

The board of directors of Zogenix (the “Zogenix Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Zogenix and its stockholders; (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; (iii) resolved that the Merger shall be effected pursuant to Section 251(h) of the DGCL as soon as practicable following the acceptance by Purchaser of the Shares tendered in the Offer following completion thereof; and (iv) resolved to recommend that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer. The Zogenix Board unanimously recommends that Zogenix’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to extend the Offer. Specifically, the Merger Agreement provides that:

•

if at the scheduled Expiration Time any of the Offer Conditions other than the Minimum Condition has not been satisfied or, to the extent waivable, waived by Purchaser or Parent, then Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, to permit such conditions to be satisfied;

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer; and

•

if as of the scheduled Expiration Time, all of the Offer Conditions have been satisfied or waived by Purchaser or Parent, other than the Minimum Condition, Purchaser may (and, if requested by Zogenix, shall) extend the Offer for one or more consecutive increments of up to 10 business days (or such longer period of time agreed by Parent and Zogenix) per extension, except that Purchaser will not be required to so extend the Offer for more than 20 business days from the date on which all of the Offer Conditions (other than the Minimum Condition) were satisfied or the End Date, whichever is earlier.

The Merger Agreement provides that Purchaser will not be required to, and may not without Zogenix’s prior written consent, extend the Offer beyond the earlier of the termination of the Merger Agreement and the End Date. The “End Date” means July 18, 2022, unless otherwise extended to October 18, 2022 pursuant to the terms of the Merger Agreement.

If the Offer is consummated, Purchaser will not seek the approval of Zogenix’s remaining stockholders before effecting the Merger. Parent, Purchaser and Zogenix have elected to have the Merger Agreement and the transactions contemplated thereby governed by Section 251(h) of the DGCL and agreed that the Merger will be effected as soon as practicable following the consummation of the Offer. Under Section 251(h) of the DGCL, the consummation of the Merger does not require a vote or action by written consent of Zogenix’s stockholders.

Purchaser expressly reserves the right at any time, or from time to time, in its sole discretion, to waive any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that Zogenix’s prior written consent is required for Purchaser to: (i) decrease the Offer Price or change the form of consideration to be paid in the Offer; (ii) decrease the maximum number of Shares sought to be purchased pursuant to the Offer; (iii) waive or change the Minimum Condition or the Termination Condition; (iv) impose conditions on the Offer other than the Offer Conditions; (v) otherwise amend, modify or supplement any of the Offer Conditions or other terms of the Offer in a manner materially adverse to the Zogenix stockholders; or (vi) extend or otherwise change the Expiration Time other than as required or permitted by the terms of the Merger Agreement.

The Offer may not be terminated prior to the Expiration Time (or any rescheduled Expiration Time), unless the Merger Agreement is validly terminated in accordance with its terms.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern time, on the business day after the previously scheduled Expiration Time.

Purchaser is not providing for guaranteed delivery procedures. Therefore, Zogenix stockholders must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. In addition, for Zogenix stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Time.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Parent and Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Parent or Purchaser pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making such payment.

In all cases, Purchaser will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with all required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if Purchaser has not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after April 2, 2022, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution,” unless such Shares have been tendered for the account of an “eligible institution.” If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the scheduled expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Zogenix has provided Purchaser with Zogenix’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Zogenix’s stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the material U.S. federal income tax consequences of the Offer and the Merger. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5835

Banks and Brokers may call collect: (212) 750-5833

February 1, 2022